SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 2)

GRUPO ELEKTRA, S.A. de C.V.

(Name of Issuer)

Series B Shares without par value

(Title of Class of Securities)

P3642B163

(CUSIP Number)

Mr. Robert Deutschman
100 Wilshire Blvd., Suite 1200
Santa Monica, CA 90401
(310) 393-6632
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 18, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P3642B163	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Investment Partners III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P3642B163	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander L. Cappello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P3642B163	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gerard Cappello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P3642B163	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cappello Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P3642B163	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Deutschman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

This Statement relates to the disposition of Series B Common Stock, no par value (the “Series B Shares”), of Grupo Elektra, S.A. de C.V. (the “Issuer”). On September 9, 2002, the Issuer announced and commenced the public trading of its new single class of shares. Notwithstanding the existence of the Issuer’s new single class of shares, reference herein will be made to the Series B Shares (and corresponding CUSIP number) because such Series B Shares are the subject of this Amendment No. 2 to Schedule 13D and were in existence at the time of the event which required the filing of this statement. The address of the principal executive office of the Issuer is Edificio Parque Cuiculico (Esmeralda), Av Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.

Item 2.    Identity and Background.

This Statement is filed on behalf of Investment Partners III, LLC, a Delaware limited liability company (“IP III”), formerly known as Cappello Investment Partners III, LLC (“Cappello”). IP III was dissolved and liquidated on July 17, 2000. IP III was principally involved in making investments and its principal business address was 1299 Ocean Avenue, Suite 306, Santa Monica, California, 90401.

As of January 18, 2000, Cappello Partners, LLC, a Delaware limited liability company (“Cappello Partners”) was the sole member of IP III.

Messrs. Alexander Cappello, Gerard Cappello and Robert Deutschman are the members of Cappello Partners. Additionally, Messrs. Alexander Cappello, Gerard Cappello and Robert Deutschman may be deemed to have controlled IP III. The principal business address for each member is 100 Wilshire Blvd., Suite 1200, Santa Monica, CA 90401. Each member is a citizen of the United States of America.

During the last five years, neither IP III, Cappello Partners, nor any of their members (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On August 26, 1999, Cappello entered into agreements with certain persons who held (i) Series B Shares, (ii) shares of Series A common stock of the Issuer, no par value (representing 23.5% of all then outstanding Series A shares), (iii) shares of Series L common stock of the Issuer, no par value (representing 1% of all then outstanding Series L shares) and (iv) certain distributions with respect to, and interests in entities holding, such shares (collectively, the “Option Shares”), which gave Cappello the right to purchase such Option Shares (the “Stock Option Agreements”) and simultaneously gave notice of its intent to exercise such purchase rights.

On January 18, 2000, and on certain dates thereafter, Cappello entered into a subsequent series of transactions which ultimately resulted in the assignment to Investment Partners VIII, LLC, a Delaware limited liability company (the “New Purchaser”), of all Cappello’s rights and obligations under the Stock Option Agreements. The New Purchaser is beneficially owned by Mr. Ricardo Salinas Pliego.

Item 4.    Purpose of Transaction.

Cappello Partners owns no equity in the New Purchaser but acts as the manager of New Purchaser. The ultimate assignment to the New Purchaser of all of Cappello’s rights and obligations under the Stock Option Agreements has resulted in the disposition of the Series B Shares, and neither IP III nor Cappello Partners holds any beneficial interest in any securities of the Issuer.

Item 5.    Interest and Securities of the Issuer.

(a)
Neither IP III nor Cappello Partners, as of the date of this Amendment No. 2 to Schedule 13D, beneficially own any Series B Shares. Messrs. Alexander Cappello and Gerard Cappello and Robert Deutschman likewise would not be deemed to beneficially own any Series B Shares.

(b)	No reporting person named in Item 2 above has any power to vote since IP III disposed of the Series B Shares.

(c)	None.

(d)	None.

(e)	IP III ceased to be the beneficial owner of more than 5% of the Issuer’s securities on January 18, 2000.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

The following is filed herewith as an Exhibit to this Amendment No. 2 to Schedule 13D:

Exhibit 1 –	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended. (Filed with the original filing.)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 17 day of January, 2003.

INVESTMENT PARTNERS III, LLC

By:	/s/ CAPPELLO PARTNERS, LLC
Cappello Partners, LLC Manager

By:	/s/ ROBERT DEUTSCHMAN
Robert Deutschman Member

CAPPELLO PARTNERS, LLC

By:	/s/ ROBERT DEUTSCHMAN
Robert Deutschman Member

/s/ ROBERT DEUTSCHMAN
Robert Deutschman

/s/ ALEXANDER CAPPELLO
Alexander Cappello

/s/ GERARD CAPPELLO
Gerard Cappello